Contact

www.linkedin.com/in/jeffbunder
(LinkedIn)

Top Skills

Private Equity
Managerial Finance
US GAAP

Jeffrey Bunder

Partner & CFO at Edgelight Capital
United States

Experience

Edgelight Capital
Partner & CFO
January 2022 - Present (1 year 6 months)

JBB Consulting
Consultant
June 2021 - December 2021 (7 months)

Lindsay Goldberg
Senior Advisor
May 2020 - December 2021 (1 year 8 months)
New York, United States

Lindsay Goldberg
CFO
January 2017 - March 2020 (3 years 3 months)

EY
Global Private Equity Leader
June 1987 - December 2016 (29 years 7 months)
Greater New York City Area

Jeffrey Bunder was EY’s Global Private Equity Sector Leader, responsible for the development and execution of EY’s private equity strategy to best serve the firm’s private equity clients on a global basis.

Education

New York University - Leonard N. Stern School of Business
Master of Business Administration (MBA), Finance · (1987 - 1992)

Emory University